FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 16, 2024, announcing that Gilat Awarded $17 Million by Pronatel for Expansion of Regional Telecommunications Project in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 16, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Awarded $17 Million by Pronatel for Expansion of
Regional Telecommunications Project in Peru

Network expansion and 10 years of services to address the growing needs for internet in additional parts of the Amazonas region

Petah Tikva, Israel, January 16, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the company was awarded a $17 million contract by Pronatel for the expansion of a regional telecommunications project in Peru.

Through this new activity, Pronatel (Programa Nacional de Telecomunicaciones) is expanding the original 2018 agreement with Gilat. In coordination with the Amazonas regional government, Pronatel is expanding the project to include connectivity to 35 new localities and dozens of new public institutions, including schools and health posts, within the Amazonas region of the country. Additionally, Gilat will implement several free Wi-Fi hotspots and a community tele-center that includes computers, printers, and internet services for a period of 10 years.

“Through this expansion to the Broadband Project for the Amazonas region, 37 additional schools and 6 additional health posts will now have internet access to promote telehealth, tele-education, and the utilization of technological tools among the citizens,” said Sarita Vílchez Castellanos, executive director of the Pronatel National Telecommunications Program. “Citizens will also benefit from a new digital access center and additional public squares with free Wi-Fi, further promoting inclusion and digital literacy among citizens in rural areas.”

“Now that the necessary infrastructure for the Amazonas region is nearly completed, this expansion with Pronatel will serve the people of the region well as we move into the operational phase of the project in earnest,” said Arieh Rohrstock, General Manager Gilat Peru and Gilat’s Corporate SVP. “Working together with Pronatel and the regional government, we're proud to provide people more access to resources and information, bridging the digital divide and fulfilling the right of all people to be connected."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com